UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

ATNA RESOURCES LTD.

510 - 510 Burrard St, Vancouver, B.C. CANADA V6C 3A8

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

Exhibit Number

Document

Ex-1

news release April 5, 2004

Ex-2

news release April 20, 2004

Ex-3

annual report

Ex-4

MD&A

Ex-5

2003 audited financial statements

Ex-6

notice of meeting

Ex-7

information circular

Ex-8

proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

By:  /s/  Teresa Cheng

Teresa Cheng

Corporate Secretary & C.F.O.

April 23, 2004